UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of July, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
                 -----                              -----

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

[LOGO - Grupo Televisa, S.A.]
                                                      PRESS RELEASE
                                                      FOR IMMEDIATE RELEASE


                   GRUPO TELEVISA TO PARTICIPATE IN VUELA


Mexico City, July 25, 2005--Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO), today announced that it has signed a letter of intent to participate in Vuela Compania de Aviacion, S.A. de C.V. ("Vuela"), a new low-cost carrier airline ("LCC") that Televisa is forming together with three partners. Under the letter of intent, Televisa will own a 25% interest in the carrier.

Vuela will benefit from a strong partnership formed by Televisa; SINCA Inbursa; Discovery Americas I, a private equity fund managed by Protego and Discovery Capital; and Grupo TACA, one of the leading airline operators in Latin America. Vuela has already obtained a concession to own, manage, and operate an LCC in Mexico and plans to begin operations during the first half of 2006.

The Mexican domestic civil aviation market, which transports over 30 million passengers per year, is the second largest in Latin America after Brazil. LCCs have become a global phenomenon and have revolutionized the airline industry in recent years. Mexico presents an attractive opportunity for Vuela because it is a large market with good growth potential.

Televisa expects Vuela to become a large customer given the importance of advertising for the establishment of its brand and marketing strategies. Televisa also contemplates providing the in-flight entertainment for this airline.


Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

                                    ###


CONTACTS:
INVESTOR RELATIONS:
Michel Boyance / Alejandro Eguiluz
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
(5255) 5261-2000

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          GRUPO TELEVISA, S.A.
                                          --------------------------------
                                                 (Registrant)

Dated:  July 25, 2005                     By /s/ Jorge Lutteroth Echegoyen
                                          --------------------------------
                                          Name: Jorge Lutteroth Echegoyen
                                          Title: Controller, Vice-President